OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

January 9, 2018

Via Electronic Transmission

Ms. Sally Samuel

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Global Unconstrained Bond Fund, a series of Oppenheimer Integrity Funds (SEC File 811-03420)

Dear Ms. Samuel:

Thank you for your comments, provided by telephone on January 5 and January 8, 2018, and for the comments provided by Mark Cowan via email correspondence on December 19, 2017 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Global Unconstrained Bond Fund, a series of Oppenheimer Integrity Funds (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on December 8, 2017 (accession number 0000728889-17-002567). For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

PROSPECTUS (Part A)

Appendix B

1.	Please confirm that the Sub-Adviser does not manage any other accounts with investment objectives, strategies and policies similar to the Fund.

This is confirmed.

2.	“Net Total Return” should be net of all fees and expenses. Please revise.

“Net Total Return” is shown net of all fees and expenses that the separately managed account comprising the Composite incurred, i.e., investment advisory fees and trading expenses. The separately managed account did not incur other fees and expenses that the Fund would be expected to incur, as reflected in the subsequent bolded disclosure stating “The Fund’s performance may be different than the performance of the Composite due to, among other things, differences in fees and expenses, investment limitations, diversification requirements, and tax restrictions.” (emphasis added).

3.	Please describe the method used to calculate the Composite’s performance (e.g. GIPS).

The performance was calculated in accordance with industry best practices for preparing and presenting investment adviser performance (see, e.g., Parametric Volatility Risk Premium - Defensive Fund, Origin Emerging Market Fund, and State Street Small Cap Emerging Markets Equity Fund). Composite returns are calculated from the monthly portfolio returns using beginning-of-period market values. The Composite returns are compounded monthly to determine longer time periods. This methodology differs from the SEC’s standardized method that the Fund will use to calculate its own performance.

4.	With respect to the statement that “Portions of the performance returns information are based on data supplied from statistical services, reports, or other sources believed to be reliable.”, please explain what portion of the performance return information this applies to.

This has been deleted.

5.	In the Annualized Returns table, please show net performance first.

This has been revised.

6.	The Fund should represent supplementally that it has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940. The Investment Advisers Act's recordkeeping requirement may be a particular problem for private accounts and unregistered funds.

OppenheimerFunds, Inc., as the separately managed account’s investment adviser and an investment adviser to the Fund, supplementally represents that it has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

7.	Please clarify the meaning of “Hedged” in the name of the broad-based index included in the related performance table.

The Bloomberg Barclays Global Aggregate Index (Hedged) is the name of a broad-based, unmanaged index that is comprised of several other Bloomberg Barclays indexes that measure fixed income performance of regions around the world while hedging the currency back to the U.S. dollar.

Comments Relating to First Response Letter Dated December 8, 2017

8.	The affiliated sub-adviser’s compensation must be disclosed regardless of whether it is paid by the Fund or its primary adviser.

On December 27, 2017, the Commission issued a public notice in connection with the Registrant’s application to amend the Registrant’s existing multi-manager exemptive order which, among other things, requested relief from requirements to disclose the fees the investment adviser pays to those affiliated sub-advisers (available at https://www.sec.gov/rules/ic/2017/ic-32956.pdf). In light of the foregoing, the Registrant respectfully declines to make the requested change.

9.	Please further define “senior security” in connection with Section 18(g) of the Investment Company Act of 1940, as amended, so that the definition of senior securities is not limited to stock senior securities and includes debt securities.

The disclosure the Staff suggests to revise is intended solely to provide context for understanding the Fund’s investment restrictions, and is identical to the disclosure reviewed by the Staff in connection with the effectiveness of OFI Pictet Global Environmental Solutions Fund and Oppenheimer SteelPath MLP & Energy Infrastructure Fund. To this end, we believe that in the context of a discussion of the restrictions and explanatory disclosure as a whole, our general definition is consistent with the definition provided in Section 18(g). However, in light of the Staff’s comment, we intend to review this disclosure and consider revisions in connection with future annual registration statement updates for other funds in the OppenheimerFunds family of funds.

10.	The use of the term “Global” in the Fund’s name still does not seem to be consistent with the staff’s views as articulated in footnote 42 of the adopting release of Rule 35d-1. Please revise the relevant disclosure further.

This has been revised.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Carolyn Liu-Hartman

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5905

cliuhartman@ofiglobal.com

Sincerely,

/s/ Carolyn Liu-Hartman

Carolyn Liu-Hartman

Vice President and Associate General Counsel

Cc: Cynthia Lo Bessette, Esq.

Joseph Benedetti, Esq.

Taylor Edwards, Esq.

Ropes & Gray LLP